Exhibit 99.3

   Borr Drilling LimitedQ2 2019 results presentation29 August 2019

 Important information and disclaimer  2 |  This presentation (the “Presentation”) has been prepared by Borr Drilling Limited (the “Company”) and sets forth general background information about the Company's activities current as at the date hereof. Information in this Presentation, including forecast financial information, should not be considered as advice or a recommendation to investors or potential investors in relation to holding, purchasing or selling securities or other financial products or instruments and does not take into account your particular investment objectives, financial situation or needs. Before acting on any information you should consider the appropriateness of the information having regard to these matters, any relevant offer document and in particular, you should seek independent financial advice. 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Highlights

- Operating revenues of $86.6 million, net loss of $103.2 million and Adjusted EBITDA of negative $4.9 million for the second quarter of 2019
- Technical utilization for the operating rigs was 98.8% in the second quarter and 99.0% for the first six months of 2019
- The results include $31.5 million in mark to market losses related to Valaris forward contracts
- Total accumulated backlog awarded in 2019 of $300 million and 3600 days
- Completed loan financing in a total amount of $645 million and thereby the existing fleet is fully financed with no final maturity until 2022.
- Completed the successful activation/reactivations and commencement of contracts for five premium jack-up rigs in the second quarter, and three after quarter end
- Completed the initial public offering on New York Stock Exchange under the ticker BORR, issuing 5,750,000 shares at a price of $9.30 per share

The Company uses certain financial information calculated on a basis other than in accordance with accounting principles generally accepted in the United States (US GAAP) including Adjusted EBITDA. Adjusted EBITDA as used herein represent net loss less: depreciation and impairment of non-current assets, amortisation of contract backlog, net financials, gain from bargain purchase and income tax expense. Adjusted EBITDA is included as a supplemental disclosure because the Company believes that the measure provides useful information regarding the Company's operational performance.

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Borr Drilling

Key Financials Q2 2019

Income Statement

USDm	YTD 2019	Q2 2019	Q1 2019
Operating revenues	**138.5**	**86.6**	**51.9**
Gain on disposals	3.9	3.9	-
Rig operating and maintenance expenses	(138.5)	(81.4)	(57.1)
Depreciation	(48.5)	(24.6)	(23.9)
Impairment	(11.4)	-	(11.4)
Amortisation of contract backlog	(14.5)	(7.1)	(7.4)
G&A	(24.1)	(14.0)	(10.1)
Total operating expenses	**(237.0)**	**(127.1)**	**(109.9)**
Operating loss	**(94.6)**	**(36.6)**	**(58.0)**
Total financial income (expenses), net	(62.3)	(64.1)	1.8
Loss before income taxes	**(156.9)**	**(100.7)**	**(56.2)**
Tax	(2.7)	(2.5)	(0.2)
Net loss	**(159.6)**	**(103.2)**	**(56.4)**
Basic loss per share ($/share)	(1.52)	(0.98)	(0.52)

Comments Q2 2019

- Operating revenues increase was mainly due to the commencement of contracts for five rigs in the quarter and improved rates on MSS1
- Gain on disposals related to sale of the standard rigs "Baug" and "C20051"
- Rig operating and maintenance expenses increase was primarily driven by five more rigs in operation in the second quarter as compared to the first quarter of 2019, partly offset by lower reactivation costs as
- Impairment in Q1 2019 relates to the anticipated sale of the cold stacked, standard jack-up rig "Eir", sale to be completed early in 2020 for $3 million with subjects.
- Amortization of contract related to acquired contracts from the Paragon transaction. We expect the remaining $5.6 million will be fully amortised by the end of 2019.
- G&A includes $1.0 million non-cash charges linked to long-term share option program, in addition to higher legal costs and professional fees in the quarter
- Total financial income (expenses), net includes
  - mark-to-market losses on forward contracts relating for shares in Valaris of $31.5 million,
  - other financial expenses of $8.3 million, mainly consisting of the expensing of previously capitalised costs related to refinanced debt;
  - a mark-to-market loss on the Call Spread derivative related to the Company's convertible bonds of $5.2 million
  - interest expense of $20.1 million (additionally, interest of $4.~~54~~ million was capitalised in the quarter)

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Borr Drilling

Key Financials Q2 2019  5 |  Balance Sheet Key Numbers          USDm  Q2 2019  Q1 2019  Q4 2018  Total assets  3,196.0  3,098.4  2,913.7  Total liabilities  1,823.1  1,626.6  1,380.2  Total equity  1,372.9  1,471.8  1,533.5  Cash and cash equivalents  44.8  29.4  27.9  Restricted cash  62.0  29.4  63.4  Movements in 2019  Total assets increased by US$282.3 million primarily due toAcquisition of “Thor” at the end of March 2019Delivery of the newbuilding “Njord” in January Offset by:Ordinary depreciationImpairment of US$11 million for sale of standard Jack-up drilling“Eir” rig in Q1 2019Total liabilities increased by US$442.9 million, mainly attributable toUS$398.6 million in long-term debtIncrease in current liabilitiesTotal available free liquidity (cash and cash equivalents excluding restricted cash, plus available amounts under available credit facilities) at the end of the second quarter was $119.8 million, including undrawn amounts under credit facilities of $75.0 million.

   Fleet Status Report August 2019  FLEET SUMMARY  Contractual Developments  Other Fleet Updates  Time  Rig  Client  Contract status  Apr-19  Odin  PanAmerican  Commenced contract  Apr-19  Gerd  Exxon  Commenced contract  Apr-19  Natt  First E&P  Commenced contract  Apr-19  Ran  Spirit Energy  Commenced contract  May-19  Groa  Exxon  Commenced contract  May-19  Prospector 5  Neptune  Commenced contract  May-19  Mist  Vestigo  Commenced contract  Jul-19  Dhabi II  ADNOC  3 Years Extension from July 19  Aug-19  Grid  Pemex  Commenced contract  Aug-19  Gersemi  Pemex  Commenced contract  Aug-19  Odin  Pemex  Contract: Q3 2019 to Q2 2021  Aug-19  Prospector 1  Undisclosed  LOA: Q4 2019 to Q1 2020  Aug-19  Prospector 5  Undisclosed  LOA: Q3 2020 to Q3 2021  * Includes Eir, which is under sales agreement, expected to be concluded early 2020, subject to conditions                Operating / Committed  Available  Cold Stack  Under Construction  Premium Jack-Ups  30  12  8  2  8  Standard Jack-UpsTotal Jack-Ups  4  2  1  1 *      34          Semi - Submersible  1  1        Total Fleet  35  15  9  3  8  6 |

                 0  10  20  30  40  50  60  70  80  90  100  Total oil production  Offshore oil production  Renewables  Is offshore drilling obsolete?  Value of oil produced offshore per year1          590  390  0  100  200  300  400  500  600  700  Total offshore  Total shallow water  Value public offshore drilling industry          9  1) Based on USD60/brl – total offshore oil production 27m  7 |  32  0  100  200  300  400  500  600  700  Total market cap  Total EV  Offshore is ~3x size of renewables  MMBOE/day  Shallow  water  De  ep w  ater  USDbn/year  USDbn

     Day-rates up – share price down  Borr Drilling # rigs operating                      0  2  4  6  8  10  12  14  16  Dec-17  Jun-18  Dec-18  Jun-19  Day-rates up – share price down                                      0  20  40  60  80  100  120  0  5  10  15  20  25  30  35  40  Jan 2017  Jul 2017  Jan 2018  Jul 2018  Jan 2019  Jul 2019    BDRILL    Dayrates (RHS)  Source: Borr Drilling, DNB Markets  8 |  BDRILL share price in USD  USDk/day

                                 800  850  900  950    Jack-up market is a growth market – shallow water the place to be  “As offshore momentum builds, shallow water rig activity grew by 14% in the first half…” - “offshore exploration is up more than 30% y/y”– Schlumberger Q2 conference callI’m excited by what I see internationally, a continue broad–based recovery across multiple geographies, primarily driven by land and shallow water”– Halliburton CEO Q2 conference call                            100  110  120  130  140  150  160                              275  285  295  305  315  325  335  US onshore rig count Floater rig count Jack-up rig count1100 200 375190 3651050180 355170 3451000                Source: Bloomberg and IHS  9 |

 0  20  40  60  80  100  120  140  2010  2014  Jan-19 Committed/Tenders    Saudi Arabia      UAE Qatar      Kuwait Middle-East tenders  The jack-up market is growing  Core countries are drilling significantly more today  Rig intensity going up        -  2  4  6  8  10  12  14    # Jack-ups pr mmboe production – Saudi-Arabia  # Jack-ups  2000: 2 Jack-ups needed for 1m/day production 2019: 12 Jack-ups needed for 1m/day production  Rig intensity up 5.5x    Outstanding and expected tenders  Source: IHS Petrodata, DNB Markets, Borr Drilling  10

             25  52  19  0  10  20  30  40  50  60  2010  2014  Jan-19  You need to drill to get oil – Mexico activity coming back  Mexican production is dropping due to less drilling  Activity is coming back now  Source: Rystad Energy, Borr Drilling                          1500  1600  1700  1800  1900  2000  2100  2200  2300  Jan-15  Jan-16  Jan-17  Jan-18  Jan-19  Mexico Crude Production (kbpd)2400          19  15  Today  Awarded 15 contracts Uncovered 9      11 |

                                                             89%  1009590858075706560    Market trends confirming the modern rig strategy  Marketed Utilization continues to trend upwards…  Modern JU availability is tight  Source: IHS, Borr Drilling  Marketed Utilization (%)      Modern (>=2000)  Standard (<2000) Average                      45040035030025020015010050  2014  2015  2016  2017  2018  2019      … while market bifurcation continues to play outModern Standard  230  177  251  114      + 42%  12  -50%  Supply and Demand matrix Modern rigs  # of rigs  Total fleet  295  Not marketed  12  Marketed fleet  283  Marketed utilisation  89%      Contracted fleet  251  Utilization competitive modern jackups          Mar 2019  Jun 2019  Aug 2019  North Sea  96%  97%  97%  Middle East  88%  92%  94%  West Africa  91%  100%  100%  166  130

         “Competitive fleet”  Why modern jack-ups?  Large part of the fleet is old  Old rigs are not qualified for key tenders  Source: Rystad Energy and Management dataNote (1): As of 12 June, 11 jack-up rigs have been delivered in 2019  >40% of the fleet is more than 30 years old                                                                                                                    0  15  30  45  60  75  90  197119731975197719791981198319851987198919911993199619992001200320052007200920112013201520172019    Delivered jack-ups1              NOC 2018 tender ( 1 – 2 Rigs) Age requirement: 2008 or newer QatarGas 2019 tender (6 – 8 rigs) Age requirement: 2011 or newer  Pemex 2019 tender (6 – 8 Rigs) Age requirement: 2008 or newer ENI 2019 tender (1 Rig)Age requirement: 2008 or newer Hochki 2019 tender (1 Rig) Age requirement: 2003 or newer  ADNOC 2017 tender (8-10 Rigs)Age requirement: 2011 or newer      KOC 2018 tender (2 Rigs)Age requirement: 2008 or newer      Chevron 2019 tender (1 Rig)Age requirement: 2003 or newer      Chevron 2018 tender (3 Rigs) Age requirement: 2008 or newer PTTEP 2019 Tender (1 Rig) Age requirement: 2008 or newer  13

 Jack-up rig count set to surpass 400  14  Current contract rig count of 365 units set to increase by at least another 40   Visible incremental demand     Middle-East  16  South East Asia  10  Mexico  11  West Africa  5  India  3  Rest of the world  ?  Total  >40  Source:

   Yard supply quickly diminishing  Only 21 rigs with same standard as the Borr rigs left – 7 smaller units                  0  20  40  60  80  100  120  Jan-17  Current    China      Singapore RoW      Source: IHS  15

   Singapore newbuilds premium day-rates – low activation cost  Source: Borr Drilling –competitors’ costs Includes significant contract specific upgrades                          13  40  40  40  18  11  15  10  9  0  10  20  30  40  50  60  Borr Drilling is generating year 1 EBITDA > capex – the others struggle to cover capex over contract period807270  Borr Singapore NB  RigCo cold stacked  RigCo CJ-46  RigCo 116E      RigCo CJ-46Ready to drill capex EBITDA year 1    16 |

 Significant cash-flow potential  17  Run-rate illustrative EBITDA and cash-flow  *Excluding possible activation cost and contract preparation            Day rate scenario    Current market  Average 10y  Last 10y peak  Day-rate  USD/day  100,000  145,000  250,000  Utilisation  Pct  98%  98%  98%  Opex and G&A  USD/day  50,000  50,000  50,000  # rigs working    30  30  30  Revenue  USDm  1,073  1,556  2,683  Revenue tax  "  -43  -62  -107  Costs  "  -548  -548  -548  EBITDA  "  483  946  2,028  Interest cost  "  -120  -120  -120  Free cash flow  "  363  826  1,908  1 incremental rig contracted improves free cash flow to equity by ~USD20m/year* Borr Drilling still has16 units left to contract – market cap is ~USD550m

 Summary  18  Jack-up rig count increased from 296 to 365 since 2017 - 89% utilization of marketed modern rigs  Stranded rigs in shipyards down from 103 to 28  Visible demand for at least 40 incremental rigs  Borr has commenced contracts for 8 modern units from March to August 2019  Currently positive free-cash flow from operations after financing cost  1 incremental rig fixed at current rates of USD100k/day gives ~USD20m/year in FCF – 4% vs market cap  Strong increase in EBITDA expected the coming quarters – financing completed

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